 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )1

Mobiquity Technologies, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

60743F508
(CUSIP Number)

December 8, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1

CUSIP No. 60743F508

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		196,257 shares of Common Stock 251,155 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

196,257 shares of Common Stock 251,155 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,257 shares of Common Stock 251,155 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s outstanding Common Stock, $.01 par value per share (the “Common Stock”) held by the Reporting Person without reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

2

CUSIP No. 60743F508

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		196,257 shares of Common Stock 251,155 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

196,257 shares of Common Stock 251,155 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,257 shares of Common Stock 251,155 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

3

CUSIP No. 60743F508

1	NAME OF REPORTING PERSON

District 2 Capital Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		198,768 shares of Common Stock 205,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

198,768 shares of Common Stock 205,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,768 shares of Common Stock 205,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

4

CUSIP No. 60743F508

1	NAME OF REPORTING PERSON

District 2 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		198,768 shares of Common Stock 205,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

198,768 shares of Common Stock 205,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,768 shares of Common Stock 205,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%*
12	TYPE OF REPORTING PERSON

PN

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

5

CUSIP No. 60743F508

1	NAME OF REPORTING PERSON

District 2 GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		198,768 shares of Common Stock 205,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

198,768 shares of Common Stock 205,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,768 shares of Common Stock 205,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of all of the Issuer’s Common Stock held by the Reporting Person without reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

6

CUSIP No. 60743F508

1	NAME OF REPORTING PERSON

District 2 Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		198,768 shares of Common Stock 205,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

198,768 shares of Common Stock 205,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,768 shares of Common Stock 205,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.2%*
12	TYPE OF REPORTING PERSON

OO

* As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

7

CUSIP No. 60743F508

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		467,025 shares of Common Stock* 528,155 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0
	8	SHARED DISPOSITIVE POWER

467,025 shares of Common Stock* 528,155 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

467,025 shares of Common Stock* 528,155 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6%*
12	TYPE OF REPORTING PERSON

IN

* Consists of 196,257 shares of Common Stock owned by Bigger Capital, 251,155 shares of Common Stock issuable upon exercise of Warrants owned by Bigger Capital, 198,768 shares of Common Stock owned by District 2 CF, 205,000 shares of Common Stock issuable upon exercise of Warrants owned by District 2 CF, 24,000 shares of Common Stock owned by Patricia Winter, the spouse of Mr. Bigger and 24,000 shares of Common Stock issuable upon exercise of Warrants owned by Ms. Winter and an aggregate of 48,000 shares of Common Stock and an aggregate of 48,000 shares of Common Stock issuable upon exercise of Warrants held by Irrevocable Trusts for the benefit of the sons of Mr. Bigger. As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) gives effect to such blockers. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

8

CUSIP No. 60743F508

1	NAME OF REPORTING PERSON

Patricia Winter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Austria
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,000 shares of Common Stock 24,000 shares of Common Stock issuable upon exercise of Warrants held by Ms. Winter(See Item 4)*
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	7	SOLE DISPOSITIVE POWER

24,000 shares of Common Stock 24,000 shares of Common Stock issuable upon exercise of Warrants held by Ms. Winter (See Item 4)*
	8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,000 shares of Common Stock 24,000 shares of Common stock issuable when exercise of Warrants held by Ms. Winter (See Item 4)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than one percent
12	TYPE OF REPORTING PERSON

IN

* Excludes shares deemed beneficially owned by Michael Bigger, the spouse of Ms. Winter. As more fully described in Item 4, the Warrants are subject to a 4.99% blocker, and the percentage set forth in row (11) constitutes the percentage ownership of the Issuer’s Common Stock held by the Reporting Person without reflecting for the exercise of the Warrants. In addition, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the exercise of all such Warrants and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows (6), (8) and (9).

9

CUSIP No. 60743F508

Item 1(a).	Name of Issuer:

Mobiquity Technologies, Inc., a New York corporation.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

35 Torrington Lane

Shoreham, New York 17786

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

2250 Red Springs Drive

Las Vegas, NV 89135

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

2250 Red Springs Drive

Las Vegas, NV 89135

Citizenship: Delaware

District 2 Capital Fund LP (“District 2 CF”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Capital LP (“District 2”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 GP LLC (“District 2 GP”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

District 2 Holdings LLC (“District 2 Holdings”)

175 W. Carver Street

Huntington, NY 11743

Citizenship: Delaware

Michael Bigger

2250 Red Springs Drive

Las Vegas, NV 89135

Citizenship: USA

Patricia Winter

2250 Red Springs Drive

Las Vegas, NV 89135

Citizenship: Austria

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

10

CUSIP No. 60743F508

Item 2(d).	Title of Class of Securities:

Common Share, $.0001 par value.

Item 2(e).	CUSIP Number:

60743F508

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

As of December 17, 2021, Bigger Capital beneficially owned 196,257 shares of Common Stock, and an aggregate of 251,155 shares of Common Stock issuable upon the exercise of Warrants (collectively the “Warrants”). As described below, the Warrants contain a 4.99% beneficial ownership limitation.

11

CUSIP No. 60743F508

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 196,257 shares of Common Stock and 251,155 shares of Common Stock issuable upon exercise of Warrants beneficially owned by Bigger Capital.

As of December 17, 2021, District 2 CF beneficially owned 198,768 shares of Common Stock, and 205,000 shares of Common Stock issuable upon the exercise of Warrants. As described below, the Warrants contain a 4.99% beneficial ownership limitation.

District 2, as the investment manager of District 2 CF, may be deemed to beneficially own the 198,768 shares of Common Stock beneficially owned by District 2 CF and the 205,000 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by District 2 CF.

District 2 GP, as the general partner of District 2 CF, may be deemed to beneficially own the 198,768 shares of Common Stock beneficially owned by District 2 CF and the 205,000 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by District 2 CF.

District 2 Holdings, as the managing member of District 2 GP, may be deemed to beneficially own the 198,768 shares of Common Stock beneficially owned by District 2 CF and the 205,000 shares of Common Stock issuable upon exercise of the Warrants beneficially owned by District 2 CF.

Mr. Bigger, as the managing member of Bigger GP and the managing member of District 2 Holdings, may be deemed to beneficially own the (i) 196,257 shares of Common Stock beneficially owned by Bigger Capital, (ii) 198,768 shares of Common Stock beneficially owned by District 2 CF, (iii) 251,155 shares of Common Stock issuable upon exercise of Warrants owned by Bigger Capital, (iv) 205,000 shares of Common Stock issuable upon exercise of Warrants owned by District 2CF, (v) 24,000 shares of Common Stock beneficially owned by Ms. Patricia Winter, (vi) 24,000 shares of Common Stock issuable upon exercise of Warrants owned by Ms. Winter, (vii) an aggregate of 48,000 shares of Common Stock beneficially owned by Irrevocable Trusts for the benefit of the sons of Mr. Bigger and (viii) an aggregate of 48,000 shares of Common Stock issuable upon exercise of Warranted owned by Irrevocable Trusts for the benefit of the sons of Mr. Bigger.

Ms. Patricia Winter, as of December 17, 2021, beneficially owned 24,000 shares of Common Stock and 24,000 shares of Common Stock issuable upon exercise of Warrants owned by Ms. Patricia Winter.  Such amounts do not include amounts held by Mr. Bigger.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the Warrants and shares of Common Stock beneficially owned by Bigger Capital. Each of District 2, District 2 GP, District 2 Holdings and Mr. Bigger disclaims beneficial ownership of the Warrants and shares of Common Stock beneficially owned by District 2 CF. Mr. Bigger disclaims beneficial ownership of the Warrants and shares of Common Stock beneficially owned by Ms. Winter and the Irrevocable Trusts for the benefit of Mr. Bigger’s sons. Ms. Winter disclaims beneficial ownership of the Warrants and shares of Common Stock beneficially owned by Mr. Bigger. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

12

CUSIP No. 60743F508

(b)	Percent of class:

The following percentages are based on 6,167,617 shares of Common Stock outstanding as of December 13, 2021 based on information in the Company’s Prospectus filed December 10, 2021.

As of the close of business on December 17, 2021, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own approximately 3.2 % of the outstanding shares of Common Stock, (ii) each of District 2 CF, District 2, District 2 GP and District 2 Holdings may be deemed to beneficially own 3.2% of the outstanding shares of Common Stock, (iii) Mr. Bigger may be deemed to beneficially own approximately 7.6% of the outstanding shares of Common Stock and (iv) Ms. Winter may be deemed to own less than one percent.

Pursuant to the terms of the Warrants, the Reporting Persons cannot exercise the Warrants to the extent the Reporting Persons or affiliates of the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock (the “Blockers”), and the percentage set forth in Row 11 of the cover page for each Reporting Person as well in this Item 4(b) gives effect to the Blockers. Mr. Bigger may be deemed to be the beneficial owner of more than 4.99% of the outstanding shares of Common Stock. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were not able to exercise any of the Warrants due to the Blockers.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital. District 2, District 2 GP, District 2 Holdings and Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by District 2 CF. Mr. Bigger may be deemed to share voting and dispositive power over the shares of Common Stock held by Ms. Winter and the Irrevocable Trusts for the benefit of the sons of Mr. Bigger.

13

CUSIP No. 60743F508

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

14

CUSIP No. 60743F508

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2021

BIGGER CAPITAL FUND, LP		BIGGER CAPITAL FUND GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
DISTRICT 2 CAPITAL LP

DISTRICT 2 CAPITAL FUND LP		By:	/s/ Michael Bigger
Michael Bigger
By:	District 2 GP LLC, its general partner		Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	DISTRICT 2 HOLDINGS LLC
Managing Member
		By:	/s/ Michael Bigger
Michael Bigger
DISTRICT 2 GP LLC			Managing Member

By:	/s/ Michael Bigger
	Michael Bigger	/s/ Michael Bigger
	Managing Member	MICHAEL BIGGER

/s/ Patricia Winter
PATRICIA WINTER

15